Dynacs Inc.
                           35111 U.S. Highway 19 North
                                    Suite 300
                              Palm Harbor, Fl 34684


April 4, 2001


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0305



Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the "Securities Act"), Dynacs Inc., a Delaware corporation ("Dynacs") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-33516, together with all exhibits thereto, originally filed with the Securities and Exchange Commission on March 29, 2000, as amended on June 14, 2000 and further amended on July 17, 2000 (as amended, the "Registration Statement").

     Pursuant to the Registration Statement, Dynacs proposed to register an aggregate of 3,000,000 shares of its common stock for issuance to the public. Dynacs believes that the terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the shares of common stock under the Registration Statement, and that the contemplated public offering on unfavorable terms would not be in Dynacs' best interests at this time. Dynacs has not sold any securities under the Registration Statement. Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission in accordance with Securities Act Rule 477.

     Please do not hesitate to call the undersigned or Gary Schonwald, Esq., at
(212) 826-5583 if you have any questions regarding this matter.

                                                 Very truly yours,

                                                 Dynacs Inc.


                                                 By: /s/ Ramendra P. Singh
                                                 Chief Executive Officer,
                                                 President and Director